                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                             ALBEMARLE CORPORATION
                             ---------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)

                                  012653 10 1
                                  -----------
                                 (CUSIP NUMBER)

                             Floyd D. Gottwald, Jr.
                            William M. Gottwald, MD
                                John D. Gottwald
                               James T. Gottwald

                            330 South Fourth Street
                           Richmond, Virginia  23219
                           Telephone No. 804-788-5401
                           --------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                             Allen C. Goolsby, Esq.
                               Hunton & Williams
                         Riverfront Plaza - East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                               February 19, 2001
                               ------------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [  ].

              Check the following box if a fee is being paid with
                             this statement [   ].

                               Page 1 of 12 Pages
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
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CUSIP NO. 012653 10 1                                        13D                            Page 2 of 12 Pages
--------------------------------------------                                   ------------------------------------------


         1           NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Floyd D. Gottwald, Jr.
------------------------------------------------------------------------------------------------------------------------

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                              (b) [X]
------------------------------------------------------------------------------------------------------------------------

         3           SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------

         4           SOURCE OF FUNDS*
                     PF
------------------------------------------------------------------------------------------------------------------------

         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) or 2(e)                                     [ ]
------------------------------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
------------------------------------------------------------------------------------------------------------------------

     NUMBER OF              7  SOLE VOTING POWER
      SHARES                   1,063,220
                     ---------------------------------------------------------------------------------------------------
   BENEFICIALLY             8  SHARED VOTING POWER
     OWNED BY                  3,981,270
                     ---------------------------------------------------------------------------------------------------
       EACH                 9  SOLE DISPOSITIVE POWER
     REPORTING                 1,063,220
                     ---------------------------------------------------------------------------------------------------
    PERSON WITH            10  SHARED DISPOSITIVE POWER
                               3,981,270
------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,044,490
------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                            [X]
                     181,377 shares held by foundation
------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     11.00%
------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 012653 10 1                                        13D                           Page 3 of 12 Pages
--------------------------------------------                                   ----------------------------------------


         1           NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     William M. Gottwald, MD
------------------------------------------------------------------------------------------------------------------------

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                              (b) [X]
------------------------------------------------------------------------------------------------------------------------

         3           SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------

         4           SOURCE OF FUNDS*
                     PF
------------------------------------------------------------------------------------------------------------------------

         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) or 2(e)                                       [ ]
------------------------------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
------------------------------------------------------------------------------------------------------------------------

     NUMBER OF              7  SOLE VOTING POWER
      SHARES                   376,942
                    ----------------------------------------------------------------------------------------------------
   BENEFICIALLY             8  SHARED VOTING POWER
     OWNED BY                  2,267,568
                    ----------------------------------------------------------------------------------------------------
       EACH                 9  SOLE DISPOSITIVE POWER
     REPORTING                 376,942
                    ----------------------------------------------------------------------------------------------------
    PERSON WITH            10  SHARED DISPOSITIVE POWER
                               2,267,568
------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,644,510
------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                            [ ]
------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.76%
------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     IN
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 012653 10 1                                        13D                            Page 4 of 12 Pages
--------------------------------------------                                   ------------------------------------------


         1           NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     John D. Gottwald
----------------------------------------------------------------------------------------------------------------------

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                              (b) [X]
----------------------------------------------------------------------------------------------------------------------

         3           SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------

         4           SOURCE OF FUNDS*
                     PF
----------------------------------------------------------------------------------------------------------------------

         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) or 2(e)                                         [ ]
----------------------------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
----------------------------------------------------------------------------------------------------------------------

     NUMBER OF              7  SOLE VOTING POWER
      SHARES                   126,462
                     -------------------------------------------------------------------------------------------------
   BENEFICIALLY             8  SHARED VOTING POWER
     OWNED BY                  2,297,475
                     -------------------------------------------------------------------------------------------------
       EACH                 9  SOLE DISPOSITIVE POWER
     REPORTING                 126,462
                     -------------------------------------------------------------------------------------------------
    PERSON WITH            10  SHARED DISPOSITIVE POWER
                               2,297,475
----------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,423,937
----------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                              [ ]
----------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.29%
----------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     IN
----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 012653 10 1                                        13D                           Page 5 of 12 Pages
--------------------------------------------                                   -----------------------------------------


         1           NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     James T. Gottwald
----------------------------------------------------------------------------------------------------------------------

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                              (b) [X]
----------------------------------------------------------------------------------------------------------------------

         3           SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------

         4           SOURCE OF FUNDS*
                     PF
----------------------------------------------------------------------------------------------------------------------

         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEM 2(d) or 2(e)                                         [ ]
----------------------------------------------------------------------------------------------------------------------
         6           CITIZENSHIP OR PLACE OF ORGANIZATION
                     USA
----------------------------------------------------------------------------------------------------------------------

     NUMBER OF              7  SOLE VOTING POWER
      SHARES                   77,056
                   ---------------------------------------------------------------------------------------------------
   BENEFICIALLY             8  SHARED VOTING POWER
     OWNED BY                  2,287,901
                   ---------------------------------------------------------------------------------------------------
       EACH                 9  SOLE DISPOSITIVE POWER
     REPORTING                 77,056
                   ---------------------------------------------------------------------------------------------------
    PERSON WITH            10  SHARED DISPOSITIVE POWER
                               2,287,901
----------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,364,957
----------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                              [ ]
----------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     5.16%
----------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     IN
----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  * This statement on Schedule 13D is filed by Floyd D. Gottwald, Jr., and his adult sons, William M. Gottwald, MD, John D. Gottwald and James T. Gottwald, with respect to shares of common stock, $.01 par value (the "Common Stock"), of Albemarle Corporation (the "Issuer"). The purpose for the filing is to begin to report the holdings of the Common Stock of the Issuer (i) by Floyd D. Gottwald, Jr. separately from the holdings of his brother, Bruce C. Gottwald, and (ii) by the adult sons of Floyd D. Gottwald, Jr., William M. Gottwald, MD, John D. Gottwald and James T. Gottwald. Floyd D. Gottwald, Jr., William M. Gottwald, MD, John D. Gottwald and James T. Gottwald are referred to collectively as the "Gottwalds." There is no agreement among the Gottwalds with respect to the voting or disposition of their shares of the Issuer's Common Stock.

Item 1.    Security and Issuer.
           -------------------
     This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 2.    Identity and Background.
           -----------------------

     This statement on Schedule 13D is being filed on behalf of the Gottwalds.

     (a)-(c) The business address of Floyd D. Gottwald, Jr. is 330 South Fourth Street, Richmond, Virginia 23219. The present principal occupation/employment of Floyd D. Gottwald, Jr. is Chairman of the Board and Executive Committee and Chief Executive Officer of the Issuer.

     The business address of William M. Gottwald, MD is 330 South Fourth
Street, Richmond, Virginia 23219. The present principal occupation/employment of William M. Gottwald, MD is Vice President, Corporate Strategy, of the Issuer.

     The business address of John D. Gottwald is 1100 Boulders Parkway, Richmond, Virginia 23225. The present principal occupation/employment of John
D. Gottwald is President and Chief Executive Officer of Tredegar Corporation ("Tredegar"). The address of Tredegar's principal business office is 1100 Boulders Parkway, Richmond, Virginia 23225.

     The business address of James T. Gottwald is 3600 River Road West, Goochland, Virginia 23063. The present principal occupation/employment of James
T. Gottwald  is farming.

     (d)-(e) During the last five years, none of the Gottwalds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding

                               Page 6 of 12 Pages
is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Gottwalds are citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

  Since the filing on November 4, 1998 of Amendment No. 6 to the statement on
Schedule 13D filed by Floyd D. Gottwald, Jr. and Bruce C. Gottwald, the Gottwalds have not purchased additional shares of Common Stock, except for minor amounts of shares acquired pursuant to the Issuer's employee savings plan.

  Since that filing, William M. Gottwald, MD, John D. Gottwald and James T. Gottwald have become reporting persons as a result of the reorganization of a family partnership.

Item 4.    Purpose of Transaction.
           ----------------------

  Except for occasional gifts and other transactions among family members:

  (i) the Gottwalds intend to hold for investment all of the shares of Common Stock of the Issuer that they own; and

  (ii) the Gottwalds have no present plans to acquire additional shares, or to dispose of any shares, of the Issuer's Common Stock, but reserve the right to buy or sell from time to time.

  The Gottwalds do not have any plans to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do they have any plans (i) to sell or transfer a material amount of the Issuer's assets, (ii) to make any material change in the present capitalization or dividend policy of the Issuer, (iii) to change the board of directors (except for consideration of a replacement for Emmett J. Rice, who does not plan to stand for reelection at the next annual meeting, and the possibility of adding one more director to the board) or management of the Issuer, (iv) to make any other material change in the Issuer's business or corporate structure, (v) to make any change in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) to cause a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation systems of a registered national securities association, (vii) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to

                               Page 7 of 12 Pages

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (viii) any action similar to any of those described in this Item 4.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

          (a) 9,372,813 shares of Common Stock of the Issuer are owned beneficially by the Gottwalds, constituting 20.40% of such shares outstanding.(1)


          (b)  Number of shares as to which such persons have:

               (i)    sole power to vote or to direct the vote - 4,105,024 (2)


               (ii)   shared power to vote or to direct the vote - 5,267,789 (3)


               (iii) sole power to dispose of or to direct the disposition of - 4,105,024 (2)


               (iv) shared power to dispose of or to direct the disposition of 5,267,789 (3)


           (1) The filing of this statement of Schedule 13D shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Exchange Act, the Gottwalds are the beneficial owners of 181,377 shares described in Items 5(b)(i) and (iii) or the 5,267,789 shares described in Items 5(b)(ii) and (iv).

           (2) The adult sons of Floyd D. Gottwald, Jr., William M. Gottwald, MD, John D. Gottwald and James T. Gottwald, beneficially own 2,644,510 shares (5.76%), 2,423,937 shares (5.29%) and 2,364,957 shares (5.16%), respectively, of the Issuer's Common Stock. The overlap in beneficial ownership caused by certain shared trust relationships has been eliminated in calculating the shares described in Items 5(a), (b)(i) and (b)(iii) above. This amount includes 181,377 shares owned by a charitable foundation for which Floyd D. Gottwald, Jr. and his brother, Bruce C. Gottwald, serve as the sole directors. Floyd D. Gottwald, Jr. and Bruce C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

           (3) This amount does not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plan of the Issuer for its employees for the benefit of employees other than the Gottwalds. It also does not include shares held by Wachovia Bank of North Carolina, N.A. as Trustee under the savings plan of Tredegar Corporation ("Tredegar") for the benefit of employees of Tredegar Industries, Inc. Shares held by the Trustee under the Issuer's savings plan for the benefit of the Gottwalds are included in Items (5)(b)(i)-(iv) above. Shares held under the savings plans of the Issuer and Tredegar are voted by the Trustees in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustees voting instructions, his shares are voted by the Trustees in accordance with management's recommendations to the shareholders. Because the Gottwalds are executive officers, directors and the largest shareholders of the Issuer and Tredegar, they may be deemed to be control persons of the Issuer and Tredegar.

                               Page 8 of 12 Pages

        (c) In the past 60 days, the Gottwalds have not engaged in any transactions in the Issuer's Common Stock excluding the acquisition of minor amounts of Common Stock pursuant to the employee savings plan of the Issuer.

        (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 5,267,789 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this statement on Schedule 13D is filed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               -------------------------------------------------------------

          This statement on Schedule 13D is being filed on behalf of the Gottwalds because they could be deemed to be a group for purposes of Rule 13d-1(c) and this statement on Schedule 13D even though there is no agreement between or among them with respect to the purchase, sale or retention of the Issuer's Common Stock.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Gottwalds and any other person with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

        1. Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, MD, John D. Gottwald and James T. Gottwald with respect to the filing of this statement on Schedule 13D.

                               Page 9 of 12 Pages

                                   SIGNATURES
                                   ----------

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 23, 2001                    /s/ Floyd D. Gottwald, Jr.
                                    ____________________________________________
                                    Floyd D. Gottwald, Jr.


                                     /s/ William M. Gottwald
                                    ____________________________________________
                                    William M. Gottwald, MD


                                    /s/ John D. Gottwald
                                    ____________________________________________
                                    John D. Gottwald


                                    /s/ James T. Gottwald
                                    ____________________________________________
                                    James T. Gottwald


                              Page 10 of 12 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit 1 Agreement between Floyd D. Gottwald, Jr., William M. Gottwald, MD, John D. Gottwald and James T. Gottwald with respect to the filing of this statement on Schedule 13D.

                              Page 11 of 12 Pages